SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No : ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward- looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

	By:	/s/ John Priestley
Company Secretary
(Signature) *

Date 26 September 2005

* Print the name and title of the signing officer under his signature.

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Australia and New Zealand Banking Group Limited

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Up to an unlimited amount of Medium Term
Notes and Transferable Certificates of Deposit

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Fixed Rate – A$50,000,000

3

Principal terms of the + securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See Information Memorandum

+ See chapter 19 for defined terms.

1

4	Do the + securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	The notes will be fungible with existing ANZ May-2008 series; details of the existing series:
		•	A$1,075,000,000
	If the additional securities do not rank equally, please state:	•	Coupon: 5.00% pa
	• the date from which they do	•	Issue Date (Tranche 1): 12/5/2003
	• the extent to which they participate for the next dividend, (in	•	Issue Date (Tranche 2): 2/9/2004
	the case of a trust, distribution) or interest payment	•	Issue Date (Tranche 3): 8/6/2005
	• the extent to which they do not rank equally, other than in	•	Maturity Date: 12/5/2008
	relation to the next dividend, distribution or interest payment	•	ASX Code: ANZHA

5	Issue price or consideration	Fixed Rate – 98.594% plus accrued interest of 1.508%

6	Purpose of the issue (If issued as consideration for the	General corporate purposes
acquisition of assets, clearly identify those assets)

7	Dates of entering +securities into uncertificated holdings or	31 August 2005
despatch of certificates

		Number	+Class
8	Number and +class of all + securities quoted on ASX (including the securities in clause 2 if applicable)	Available on request

+ See chapter 19 for defined terms.

2

		Number	+Class
9	Number and +class of all + securities not quoted on ASX (including the securities in clause 2 if applicable)	Available on request

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non - renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

3

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

4

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

5

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of + securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

6

Quotation agreement

1                                          +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                          We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the+securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

7

3                                          We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                          We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 30 August 2005
Company secretary

Print name:	John Priestley

= = = = =

+ See chapter 19 for defined terms.

8

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No: 14

Tranche No: 4

AUD 50,000,000 5.00% Fixed Rate Transferable Certificates of Deposit

Issue Price: 98.594 per cent.

(Fungible with existing Series No: 14, Tranche No: 1, maturing on the 12 May 2008 and existing Series No: 14,

Tranche No: 2, maturing on the 12 May 2008 and existing Series No: 14, Tranche No: 3, maturing on the 12 May 2008)

Citigroup Global Markets Australia

Dealer

The date of this Pricing Supplement is 26 August 2005

1

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the “Conditions”) set forth in the Information Memorandum dated 11 April 2003. This Pricing Supplement contains the final terms of the Securities and must be read in conjunction with the Information Memorandum dated 23 April 2004, save in respect of the Conditions which are extracted from the Information Memorandum dated 11 April 2003.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	14

	(ii) Tranche Number:	4

(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)

Fungible with Series No: 14, Tranche No: 1 issued on 12 May 2003 in an Aggregate Nominal Amount of A$900,000,000 and maturing on the 12 May 2008 and Series No: 14, Tranche No: 2 issued on 2 September 2004 in an Aggregate Nominal Amount of A$75,000,000 and maturing on the 12 May 2008 and Series No: 14, Tranche No: 3 issued on 8 June 2005 in an Aggregate Nominal Amount of A$100,000,000 and maturing on the 12 May 2008. Securities become fungible on 31 August 2005.

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	A$50,000,000.00

5	(i) Issue Price:	98.594 per cent. of the Aggregate Nominal Amount (plus accrued interest of 1.508 per cent.)

	(ii) Net proceeds:	A$50,051,000

6	Specified Denomination(s):	A$1,000 (minimum parcels for investors in Australia of A$500,000 in accordance with Condition 2.5)

7	(i) Issue Date:	31 August 2005

	(ii) Interest Commencement Date:	12 May 2005

8	Maturity Date:	12 May 2008

9	Interest Basis:	5.00 per cent. per annum Fixed Rate
(Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	Not applicable

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Non Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Applicable

	(i) Rate of Interest:	5.00 percent. per annum payable semi-annually in arrears

2

(ii)	Interest Payment Date(s):	12 May and 12 November in each year commencing
12 November 2005

(iii)	Fixed Coupon Amount:	A$1,875,000 payable semi-annually

(iv)	Broken Amount(s):	Not Applicable

(v)	Business day Convention:	Following Business Day Convention

(vi)	Day Count Fraction:	RBA Bond Basis

(vii)	Other terms relating to the method of calculating interest for Fixed Rate Securities:	Full Fixed Coupon Amount payable on the 12 November 2005

(viii)	Interest Determination Date	Not Applicable

17	Floating Rate Security Provisions	Not Applicable

18	Zero Coupon Security Provisions	Not Applicable

19	Index-Linked Interest Security Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable

22	Put Option	Not Applicable

23	Final Redemption Amount:	Outstanding Nominal Amount

24	Early Redemption Amount:	Not Applicable

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:	Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27	Public Offer Test compliant	Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29	Consolidation provisions:	Not Applicable

30	Governing law:	State of Victoria

31	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:	Not Applicable

33	If non-syndicated, name of Dealer:	Citigroup Global Markets Australia

34	Additional selling restrictions:	Not Applicable

3

OPERATIONAL INFORMATION

35	ISIN:	AUOOOOANZHA6

36	Common Code	ANZHA

37	Any clearing system(s) other than Austraclear and the	Clearstream
	relevant identification number(s):	Euroclear

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 31 August 2005.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Signed on behalf of the Issuer:

By:	/s/ Mark Anwender	By:	/s/ Ross Glasscock
	Duly Authorised Signatory		Duly Authorised Signatory

4

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Australia and New Zealand Banking Group Limited

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Up to an unlimited amount of Medium Term
Notes and Transferable Certificates of Deposit

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Fixed Rate – A$70,000,000

3

Principal terms of the + securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See Information Memorandum

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	The notes will be fungible with existing ANZ May-2008 series; details of the existing series:
		•	A$1,125,000,000
	If the additional securities do not rank equally, please state:	•	Coupon: 5.00% pa
	• the date from which they do	•	Issue Date (Tranche 1): 12/5/2003
	• the extent to which they participate for the next dividend, (in	•	Issue Date (Tranche 2): 2/9/2004
	the case of a trust, distribution) or interest payment	•	Issue Date (Tranche 3): 8/6/2005
	• the extent to which they do not rank equally, other than in	•	Issue Date (Tranche 4): 31/08/2005
	relation to the next dividend, distribution or interest payment	•	Maturity Date: 12/5/2008
		•	ASX Code: ANZHA

5	Issue price or consideration	Fixed Rate – 98.422% plus accrued interest of 1.726%

6	Purpose of the issue (If issued as consideration for the	General corporate purposes
acquisition of assets, clearly identify those assets)

7	Dates of entering +securities into uncertificated holdings or	16 September 2005
despatch of certificates

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including	Available on request
the securities in clause 2 if applicable)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all + securities not quoted on ASX (including the securities in clause 2 if applicable)	Available on request

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non - renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of + securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

Quotation agreement

1                                          +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                          We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3                                          We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                          We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:	Timothy L’Estrange	Date: 16 September 2005
Company secretary

Print name:

+ See chapter 19 for defined terms.

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
(Australian Business Number 11 005 357 522)

Australian Dollar
Debt Issuance Programme

Series No: 14

Tranche No: 5

AUD 70,000,000 5.00% Fixed Rate Transferable Certificates of Deposit
Issue Price: 98.422 per cent.

(Fungible with exisiting Series No:14, Tranche No: 1, maturing on the 12 May 2008 and existing Series No: 14, Tranche No: 2, maturing on the 12 May 2008 and existing Series No: 14, Tranche No: 3, maturing on the 12 May 2008 and existing Series No: 14, Tranche No: 4 maturing on the 12 May 2008)

Australia and New Zealand Banking Group Limited
(Australian Business Number 11 005 357 522)

Dealer

The date of this Pricing Supplement is 14 September 2005

1

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the “Conditions”) set forth in the Information Memorandum dated 11 April 2003. This Pricing Supplement contains the final terms of the Securities and must be read in conjunction with the Information Memorandum dated 23 April 2004, save in respect of the Conditions which are extracted from the Information Memorandum dated 11 April 2003.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	14

	(ii) Tranche Number:	5

(If fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)

Fungible with Series No: 14, Tranche No: 1 issued on 12 May 2003 in an Aggregate Nominal Amount of A$900,000,000 and maturing on the 12 May 2008 and Series No: 14, Tranche No: 2 issued on 2 September 2004 in an Aggregate Nominal Amount of A$75,000,000 and maturing on the 12 May 2008 and Series No: 14, Tranche No: 3 issued on 8 June 2005 in an Aggregate Nominal Amount of A$100,000,000 and maturing on the 12 May 2008, Tranche No: 4 issued on 31 August 2005 in an Aggregate Nominal Amount of A$50,000,000 and maturing on the 12 May 2008. Securities become fungible on 16 September 2005.

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	A$70,000,000.00

5	(i) Issue Price:	98.422 per cent. of the Aggregate Nominal Amount (plus accrued interest of 1.726 per cent.)

	(ii) Net proceeds:	A$70,103,600

6	Specified Denomination(s):	A$1,000 (minimum parcels for investors in Australia of A$500,000 in accordance with Condition 2.5)

7	(i) Issue Date:	16 September 2005

	(ii) Interest Commencement Date:	12 May 2005

8	Maturity Date:	12 May 2008

9	Interest Basis:	5.00 per cent. per annum Fixed Rate
(Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	Not applicable

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Non Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Applicable

	(i) Rate of Interest:	5.00 percent. per annum payable semi-annually in arrears

2

(ii)	Interest Payment Date(s):	12 May and 12 November in each year commencing
12 November 2005

(iii)	Fixed Coupon Amount:	A$25 per A$1,000 denomination payable semi-annually

(iv)	Broken Amount(s):	Not Applicable

(v)	Business day Convention:	Following Business Day Convention

(vi)	Day Count Fraction:	RBA Bond Basis

(vii)	Other terms relating to the method of calculating interest for Fixed Rate Securities:	Full Fixed Coupon Amount payable on the 12 November 2005

(viii)	Interest Determination Date	Not Applicable

17	Floating Rate Security Provisions	Not Applicable

18	Zero Coupon Security Provisions	Not Applicable

19	Index-Linked Interest Security Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable

22	Put Option	Not Applicable

23	Final Redemption Amount:	Outstanding Nominal Amount

24	Early Redemption Amount:	Not Applicable

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:	Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27	Public Offer Test compliant	Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29	Consolidation provisions:	Not Applicable

30	Governing law:	State of Victoria

31	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:	Not Applicable

33	If non-syndicated, name of Dealer:	Australia and New Zealand Banking Group Limited

34	Additional selling restrictions:	Not Applicable

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OPERATIONAL INFORMATION

35	ISIN:	AUOOOOANZHA6

36	Common Code	ANZHA

37	Any clearing system(s) other than Austraclear and the	Clearstream
	relevant identification number(s):	Euroclear

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 16 September 2005.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Signed on behalf of the Issuer:

By:	/s/ Luke Davidson	By:	/s/ Mark Anwender
	Duly Authorised Signatory		Duly Authorised Signatory

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